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November 20, 2008

Allan Rowley
Chief Financial Officer
Mgt Capital Investments, Inc.
Kensington Centre
66 Hammersmith Road
London W14 8UD, United Kingdom

      Re: Mgt Capital Investments, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed on March 17, 2008
             File no. 001-32698

Dear Mr. Rowley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                    Sincerely,

                    Kathleen Collins
                    Accounting Branch Chief